February 13, 2008
Mr. Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Division of Corporate Finance
100 F Street Northeast
Washington, DC  20549

Re:           Intrepid Holdings, Inc.
Preliminary Information Statement
Filed February 8, 2008
File No. 001-16173

Dear Mr. Riedler:

We are in receipt of your correspondence of February 13, 2008 requesting additional information and clarification regarding Intrepid’s Preliminary Information Statement filed February 8, 2008.  Our response to your request follows:

Preliminary Information Statement filed February 8, 2008

Proposal No. 1: Reverse Stock Split

1.
Please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of available authorized shares as a result of the reverse stock split.

The following paragraph will be added, in its entirety, to the section titled Additional Information under Proposal No. 1:

“The Company has no current specific plans, arrangements or understandings, either written or oral, to issue any of the additional authorized shares of Common Stock. However, the increase in the Company’s authorized Common Stock may give the Company the flexibility, in the future, to pursue acquisitions or enter into transactions which the Board believes provide the potential for growth and profit. The additional authorized shares could also be used by the Company, in the future, to raise cash through sales of stock to public and private investors. The Company could also use the additional authorized shares for general corporate purposes such as stock dividends as well as for the possible issuance of shares pursuant to employee benefit or compensation programs or plans. To the extent that additional shares are available, transactions dependent upon the issuance of additional shares would be less likely to be undermined by delays and uncertainties occasioned by the need to obtain stockholder authorization prior to the consummation of such transactions.”

1240 Blalock Road, Suite 110, Houston, Texas 77055
(832) 778-4450 / Fax (713) 461-8977

Mr. Jeffrey Riedler
Securities and Exchange Commission
February 13, 2008

Executive Compensation – Summary Compensation Table

2.	Please update the information presented to include the compensation for 2007.

The paragraph titled Executive Compensation and the table titled Summary Compensation Table under the heading Executive Compensation will be replaced, it their entirety, by the paragraph and table shown below, which have been updated to include compensation information for the year ended December 31, 2007.

EXECUTIVE COMPENSATION

The following table sets forth, for the years ended December 31, 2007, and 2006 and the period from Inception, April 27, 2005 to December 31, 2005 all compensation awarded to, earned by or paid to all individuals serving as the Company's Chief Executive Officer and President or acting in a similar capacity and all Officers of the Company who earned more than $100,000 annually.

SUMMARY COMPENSATION TABLE

Name and Principal Position		Year	Salary		Other Compensation		Securities Underlying Options

Eddie Austin, Jr.	(1)	2007	--		--		--
Chairman & CEO

Maurice Stone	(2)	2007	$29,600		--		--
Chairman & CEO		2006	$30,000	(4)	$113,750	(5)	500,000
		2005	--		--		--

Toney E Means	(3)	2007	$27,500		--		--
President		2006	$83,750		$127,500	(6)	1,000,000
		2005	$31,250		--		--

(1)	Mr. Austin became the Company’s Chairman and CEO effective on November 13, 2007. Mr. Austin does not have an employment agreement, or any other agreement for compensation with the Company.
(2)	Mr. Stone resigned as the Company’s CEO effective as of November 13, 2007. At such time his employment agreement was terminated. No accrued salary is due or payable to Mr. Stone.
(3)	Mr. Means resigned as the Company’s President effective as of November 13, 2007. At such time his employment agreement was terminated. No accrued salary is due or payable to Mr. Means.
(4)	Mr. Stone began drawing a annual salary of $120,000 in October 2006.
(5)	Represents the issuance to Mr. Stone in December 2006 of 325,000 shares of common stock.
(6)	Represents the issuance to Mr. Means in December 2006 of 400,000 shares of common stock.

*  *  *  *  *

Mr. Jeffrey Riedler
Securities and Exchange Commission
February 13, 2008

It is understood by the company and its management that the company is solely responsible for the accuracy and adequacy of the company’s disclosure in its SEC filings and that such accuracy and adequacy must have the utmost attention to detail.  It is also understood that SEC staff comments or changes to the company’s disclosure as a result of such comments does not preclude the Commission from taking further action and that the company can not assert staff comments as a defense in any preceding initiated by the Commission or any other person under the federal securities laws of the United States.

Should you have any further questions please feel free to contact me, at (832) 778-4450.

Sincerely,

/s/ Eddie Austin, Jr.
Eddie Austin, Jr.
Chairman and CEO